Filed pursuant to Rule 433

November 9, 2017

Relating to

Preliminary Prospectus Supplement dated November 9, 2017 to

Prospectus dated January 26, 2017

Registration Statement No. 333-213765-05

Duke Energy Carolinas, LLC
First and Refunding Mortgage Bonds,

$550,000,000 3.70% Series due 2047

Pricing Term Sheet

Issuer:	Duke Energy Carolinas, LLC

Trade Date:	November 9, 2017

Settlement Date:	November 14, 2017; T+3

Ratings (Moody’s/S&P)*:	Aa2/A (Stable/Stable)

Security Description:	First and Refunding Mortgage Bonds, 3.70% Series due 2047 (the “Bonds”)

Interest Payment Dates:	June 1 and December 1, beginning on June 1, 2018

Principal Amount:	$550,000,000

Maturity Date:	December 1, 2047

Price to Public:	99.854% per Bond, plus accrued interest, if any, from November 14, 2017

Coupon:	3.70%

Benchmark Treasury:	3.00% due May 15, 2047

Benchmark Treasury Price / Yield:	103-26+ / 2.808%

Spread to Benchmark Treasury:	+90 bps

Yield to Maturity:	3.708%

Redemption Provisions/ Make-Whole Call:

At any time before June 1, 2047 (which is the date that is six months prior to maturity of the Bonds (the “Par Call Date”)), the issuer will have the right to redeem the Bonds, in whole or in part and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Bonds being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Bonds being redeemed that would be due if the Bonds matured on the Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 15 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the Bonds being redeemed to, but excluding, such redemption date.

At any time on or after the Par Call Date, the issuer will have the right to redeem the Bonds, in whole or in part and from time to time, at a redemption price equal to 100% of the principal amount of the Bonds being redeemed plus accrued and unpaid interest on the principal amount of the Bonds being redeemed to, but excluding, such redemption date.

CUSIP / ISIN:	26442C AT1 / US26442C AT18

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Scotia Capital (USA) Inc. TD Securities (USA) LLC Wells Fargo Securities, LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC KeyBanc Capital Markets Inc. PNC Capital Markets LLC

Junior Co-Managers:	Academy Securities, Inc. Drexel Hamilton, LLC Mischler Financial Group, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Scotia Capital (USA) Inc. toll-free at 1-800-372-3930, TD Securities (USA) LLC toll free at 1-855-495-9846, and Wells Fargo Securities, LLC toll free at 1-800-645-3751.